BY HAND AND BY EDGAR
October 30, 2008
Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street N.E.
Washington, D.C. 20549

Re:	Aircastle Limited Form 10-K for the fiscal year ended December 31, 2007 Form 10-Q for the period ended March 31, 2008 File No. 1-32959
Dear Mr. Decker:
Aircastle Limited, a Bermuda company (the “Company”), hereby responds to the comments (the “Comments”) of the staff (the “Staff”) set forth in the Staff’s letter dated September 26, 2008 (the “Comment Letter”) in relation to the Company’s above-referenced Form 10-K and Form 10-Q.
Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the Comments and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. All references to page numbers correspond to the page numbers in the Company’s above-referenced Form 10-K.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007
Financial Statements
Consolidated Statements of Cash Flows, page F-5
1.	We note your response to comment 2 as well as the additional supplemental information provided in your letter dated September 18, 2008. We continue to believe that the nature of the maintenance payments made by your lessees are sufficiently different than lease rental payments such that these cash receipts and cash payments may require separate reporting within your statements of cash flow. We have the following additional comments in this regard:
•	You indicate that for the year ended December 31, 2007 your operating leases generated $464 million in gross cash flows of which 13% were from maintenance payments. We therefore calculate your maintenance-related rental flows to be approximately $60 million for the year ended December 31, 2007. Reconcile this amount to your balance

Aircastle Limited
October 30, 2008

sheet disclosures which indicates that you had a net increase in your maintenance payments liability of $125.5 million from December 31, 2006 to December 31, 2007.

The Company advises the Staff that as shown in Exhibit 1, a rollforward of the maintenance payment liability balance from January 1, 2006 through June 30, 2008, the cash received from lessees for maintenance payments for the year ended December 31, 2007 was $62.1 million. During the twelve months ended December 31, 2007, the Company also assumed $81.5 million of maintenance payment liabilities from sellers of acquired aircraft. Furthermore, during the twelve months ended December 31, 2007, the Company returned $12.5 million of maintenance payments to lessees and recognized $5.6 million of maintenance payments in earnings. The net increase was $125.5 million from December 31, 2006 to December 31, 2007.

•	Provide us a rollforward of your maintenance payments liability balance from January 1, 2006 through the most recent interim period. This rollforward should identify the gross maintenance payments you received, the gross maintenance payments you returned to the lessee to reimburse the lessee for costs they incurred for heavy maintenance, overhaul or replacement of certain high-value components and the amount of maintenance-related lease revenue recognized during each period presented.

The Company herein provides as Exhibit 1, a rollforward of the maintenance payment liability balance from January 1, 2006 through June 30, 2008.

•	We note that you recognized $1.1 million and $1.6 million of maintenance-related rental income for leases that expired during the years ended December 31, 2007 and 2006. During these same periods, your maintenance payment liability balance increased $125.5 million and $65.9 million, respectively. If the lack of material maintenance-related rental income during these periods implies that a significant portion of your maintenance payments liability balance will be ultimately returned to your lessee as a reimbursement of their costs rather than recognized as revenue, the classification of these net cash receipts as operating cash flows does not appear appropriate.

We acknowledge that maintenance payments recognized as lease rental revenue were not necessarily material in prior periods. However, the Company advises the Staff that we expect that the amount of maintenance payments to be recognized as lease rental revenue in future periods may be material.

Maintenance payments received under a lease and not reimbursed to the lessee will be recognized as maintenance related lease rental revenue at the expiration or termination of that lease. In prior periods, we have had relatively few lease expirations or terminations; however, for the reasons discussed in the following paragraph, we expect the number of lease expirations or terminations in future periods to grow and therefore we expect that the amount of maintenance payments to be recognized as lease rental revenue may be material in future periods.

The majority of the aircraft owned by the Company were acquired during 2006 and 2007. A large percentage of these aircraft had remaining lease terms exceeding two years at the time of acquisition or were placed on lease for periods of more than two years by the

Aircastle Limited
October 30, 2008

Company. Future periods are therefore likely to have more lease expirations or terminations, and the Company believes that the amount of maintenance payments recognized as lease rental revenue may be material.

The Company believes that its presentation of maintenance payments in the operating section of the consolidated statements of cash flows is an acceptable presentation under Statement of Financial Accounting Standards No. 95 Statement of Cash Flows (“FAS 95’). However, the Company also believes another acceptable presentation under FAS 95 would be to classify all maintenance payments in the financing section of the consolidated statements of cash flows. Accordingly, to address the Staff’s comment, we intend to reclassify maintenance payments from the operating section of the consolidated statements of cash flows to the financing section beginning with the Company’s September 30, 2008 Quarterly Report on Form 10-Q. The Company also believes that this presentation under FAS 95 for maintenance payments also applies to lessee security deposits as the amount of security deposits that will ultimately be lease rental revenue historically has been immaterial. The Company will also reclassify security deposits from the operating section of the consolidated statements of cash flows to the financing section. The reclassification will be made for all reported periods in future filings. Prior periods will be reclassified to conform to the current period cash flow presentation and a footnote will be provided to explain the reclassification. The second paragraph of Exhibit 2 is a presentation of the proposed footnote and Exhibit 3 is a reclassified consolidated statements of cash flows for the six months ended June 30, 2007 and 2008.

In addition, the Company advises the Staff that when the Company agrees to acquire aircraft with leases attached (“Leased Aircraft”), the seller will typically agree to pay to the Company, upon closing of such acquisition the following amounts:
1.	if the lessee has made monthly maintenance payments under the lease to the seller, the net amount (net of reimbursements to the lessee) of such maintenance payments (herein “net maintenance payments”) as of the sale date;

2.	the amount of any cash security deposit paid by the lessee; and

3.	any lease rentals paid by the lessee in relation to the period after the closing, which are also known as “advance rentals”.
Often, these payments are settled between the Company and the seller on a “net cash” basis, and the above amounts are “netted” against the purchase price paid by the Company at the closing. For example, if the purchase price for the Leased Aircraft is $20 million and the net maintenance payments, security deposit and advance rentals under the lease total $2 million, the net cash outflow from the Company to the seller at closing would equal $18 million.

To date, the gross purchase price (the $20 million in the above example) has been presented in the investing section of the consolidated statements of cash flows as cash outflows for the acquisition of flight equipment. In addition, the amounts payable by the seller to the Company in respect of maintenance payments, security deposits and advance rentals (i.e., in the example above, $2 million) have been shown in the operating section of the consolidated statements of cash flows as changes in security deposits and maintenance payments and advance rents.

Aircastle Limited
October 30, 2008

After a re-evaluation, management concluded that it would be more appropriate to present maintenance payments, security deposits and advance rentals acquired as part of the Leased Aircraft as non-cash activities in the Company’s consolidated statements of cash flows (herein “Misstatement”) and to present the “net cash” paid (i.e. in the example above, $18 million) for the aircraft as cash outflows for the acquisition of flight equipment in the investing section of the consolidated statements of cash flows.

With respect to previously issued financial statements, management believes that correcting the Misstatement does not constitute a material change to the Company’s consolidated financial statements that would require a restatement of the December 31, 2007 Annual Report on Form 10-K or the March 31, 2008 or June 30, 2008 Quarterly Reports on Form 10-Q. The Company did not acquire as part of a Leased Aircraft any maintenance payments, security deposits, or advance rentals during the nine months ended September 30, 2008. In reaching this conclusion, the Company considered both quantitative and qualitative measures outlined by SEC Staff Accounting Bulletin (“SAB”) No. 99, Materiality. See Exhibit 4 for the quantitative and qualitative analysis.

The Company will correct the Misstatement prospectively beginning with the Company’s September 30, 2008 Quarterly Report on Form 10-Q. Prior periods will be reclassified to conform to the current period cash flow presentation and a footnote will be provided to explain the correction of the Misstatement. The first paragraph of Exhibit 2 is a presentation of the proposed footnote and Exhibit 3 is a reclassified consolidated statements of cash flows for the six months ended June 30, 2007 and 2008.
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at 203-504-1880 should you require further information or have any questions.

Very truly yours,
/s/ Michael J. Inglese
Michael J. Inglese
Chief Financial Officer Aircastle Limited

Aircastle Limited
October 30, 2008

Exhibit 1
Aircastle Limited
Maintenance Payment Liability Rollforward
(Amounts in Thousands)

Maintenance
Payment
Liability
Balance at December 31, 2005	$16,946

Maintenance reserves assumed from sellers of acquired aircraft	37,629
Maintenance payments received from lessees	30,365
Maintenance payments reimbursed to lessees	(2,026)

Balance at December 31, 2006	$82,914

Maintenance reserves assumed from sellers of acquired aircraft	81,478
Maintenance payments received from lessees	62,095
Maintenance payments reimbursed to lessees	(12,502)
Maintenance payments recognized in earnings	(5,622)

Balance at December 31, 2007	$208,363

Maintenance payments received from lessees	23,340
Accrued interest on maintenance payments	464
Maintenance payments reimbursed to lessees	(1,582)

Balance at March 31, 2008	$230,585

Maintenance payments received from lessees	25,993
Accrued interest on maintenance payments	1,618
Maintenance payments reimbursed to lessees	(4,832)
Maintenance payments recognized in earnings	(8,814)

Balance at June 30, 2008	$244,550

Aircastle Limited
October 30, 2008

Exhibit 2
For the years ended December 31, 2005, 2006 and 2007, our consolidated statements of cash flows reflected non-cash security deposits, maintenance payments and rentals received in advance that were assumed in aircraft acquisitions as an increase to cash flows from operating activities with a corresponding decrease in the cash flows from investing activities. For the nine months ended September 30, 2007, we revised our presentation in the consolidated statements of cash flows to correct the misstatements and there were no such transactions during the nine months ended September 30, 2008. We will revise our consolidated statements of cash flows to correct the misstatement and appropriately reflect security deposits, maintenance payments and rentals received in advance that were assumed in aircraft acquisitions as non-cash transactions separately shown in the supplemental disclosures of cash flow information in the consolidated statements of cash flows in the Company’s December 31, 2008 Annual Report on Form 10-K. The correction of misstatements to the historical financial statements was considered by management to be immaterial for all periods.
In addition for the years ended December 31, 2005, 2006, 2007, for the three months ended March 31, 2008 and for the six months ended June 30, 2008, our consolidated statements of cash flows reflected the net change in security deposits and maintenance payments as cash flows from operating activities. We revised the presentation in our consolidated statements of cash flows to reflect cash flows from security deposits and maintenance payments as financing activities to conform to another acceptable presentation under FAS 95 Statement of Cash Flows. For the nine months ended September 30, 2007 and 2008, prior periods have been reclassified to conform to the current period presentation. The misstatement and reclassification had no impact on the Company’s previously reported consolidated statements of income, consolidated balance sheets, the consolidated statements of shareholders’ equity, net earnings or earnings per share.

Aircastle Limited
October 30, 2008

The table below presents the correction of misstatements and reclassifications for the years ended December 31, 2005, 2006 and 2007 and for the six months ended June 30, 2008.

				Six Months
				Ended
($ in thousands)	Year Ended December 31,			June 30,
	2005	2006	2007	2008
Cash flows from Operations
As Reported	$20,562	$135,282	$381,061	$179,620
Correction of misstatement	(30,583)	(63,027)	(114,845)	—
Reclassification	(10,953)	(29,652)	(66,006)	(42,432)

As Adjusted	$(20,974)	$42,603	$200,210	$137,188

Cash flows from Investing
As Reported	$(742,144)	$(920,920)	$(2,483,503)	$(80,164)
Correction of misstatement	30,583	63,027	114,845	—

As Adjusted	$(711,561)	$(857,893)	$(2,368,658)	$(80,164)

Cash flows from Financing
As Reported	$801,525	$763,813	$2,057,870	$(36,055)
Reclassification	10,953	29,652	66,006	42,432

As Adjusted	$812,478	$793,465	$2,123,876	$6,377

Net change in cash and cash equivalents
As Adjusted	$79,943	$(21,825)	$(44,572)	$63,401
As Reported	79,943	(21,825)	(44,572)	63,401

Change	$—	$—	$—	$—

Aircastle Limited
October 30, 2008

Exhibit 3
Example of Reclassified Consolidated Statements of Cash Flows
Aircastle Limited and Subsidiaries
Consolidated Statements of Cash Flows
(Dollars in thousands)
(Unaudited)

	Six Months Ended
	June 30,
	2007	2008
Cash flows from operating activities:
Net income	$59,609	$66,978
Adjustments to reconcile net income to net cash provided by operating activities (inclusive of amounts related to discontinued operations):
Depreciation	50,158	99,712
Amortization of deferred financing costs	3,166	6,787
Amortization of lease premiums and discounts, and other related lease items	(3,493)	(5,216)
Deferred income taxes	(3,109)	2,604
Accretion of purchase discounts on debt investments	(405)	(277)
Non-cash share based payment expense	4,046	3,213
Cash flow hedges reclassified into earnings	(2,110)	595
Ineffective portion of cash flow hedges	(418)	6,027
Gain on sale of flight equipment	(10,219)	(5,126)
Security deposits and maintenance payments revenue	(815)	(3,322)
Loss on sale of investments	—	245
Other	(1,154)	(918)
Changes in certain assets and liabilities:
Accounts receivable	2,222	(1,731)
Restricted cash and cash equivalents	(22,872)	(26,686)
Other assets	(2,269)	1,318
Accounts payable, accrued expenses and other liabilities	5,187	(2,705)
Payable to affiliates	—	(200)
Lease rentals received in advance	404	(4,110)

Net cash provided by operating activities	77,928	137,188

Cash flows from investing activities:
Acquisition and improvement of flight equipment	(1,024,535)	(221,310)
Aircraft purchase deposits and progress payments, net of return deposits	(88,413)	8,974
Proceeds from sale of flight equipment	34,946	21,366
Purchase of debt investments	(15,251)	—
Proceeds from sale of debt investments	—	65,335
Principal repayments on debt investments	13,372	11,467
Margin call payments on derivatives and repurchase agreements	(5,694)	(296,605)
Margin call receipts on derivatives and repurchase agreements	9,382	330,943
Leasehold improvements, furnishings and equipment	(259)	(334)

Net cash used in investing activities	(1,076,452)	(80,164)

Cash flows from financing activities:
Issuance of common shares in public offerings, net	493,056	—
Issuance, net of repurchases, of common shares to directors and employees	852	(1,263)
Proceeds from securitizations and term debt financings	1,170,000	786,135
Securitization and term debt financing repayments	(10,866)	(49,504)
Restricted cash and cash equivalents related to unreleased securitization and credit facility borrowings	(500,565)	(138)
Deferred financing costs	(11,552)	(17,568)
Credit facility borrowings	1,009,779	482,723
Credit facility repayments	(1,112,902)	(1,025,720)
Security deposits and maintenance payments received	31,810	56,287
Security deposits and maintenance payments paid	(5,686)	(13,855)
Proceeds from terminated cash flow hedges	8,936	—
Payments for terminated cash flow hedges	—	(68,332)
Proceeds from repurchase agreements	894	—
Principal repayments on repurchase agreements	(9,425)	(67,744)
Dividends paid	(56,211)	(74,644)

Net cash provided by (used in) financing activities	1,008,120	6,377

Net increase in cash and cash equivalents	9,596	63,401
Cash and cash equivalents at beginning of period	58,118	13,546

Cash and cash equivalents at end of period	$67,714	$76,947

Supplemental disclosures of non-cash investing and financing activities
Security deposits and maintenance payment liabilities assumed	$42,481	—
Lease rentals received in advance assumed	3,200	—

Aircastle Limited
October 30, 2008

Exhibit 4
The following discussion summarizes the Company’s quantitative and qualitative analysis of materiality under SAB 99 for the Misstatement (as previously defined) of non-cash activities in the consolidated statements of cash flows.
Summary — Impact on Consolidated Statements of Cash Flows
Correction of Misstatement

	Period from
	October 29
	(Commencement
	of Operations) to				Six Months
($ in thousands)	December 31,	Year Ended December 31,			Ended June,
	2004	2005	2006	2007	2008
Cash flows from Operations
As Adjusted	$(194)	$(10,021)	$72,255	$266,216	$179,620
As Reported	4,290	20,562	135,282	381,061	179,620

Change	$(4,484)	$(30,583)	$(63,027)	$(114,845)	$—

Percent of Change to As Reported	-105%	-149%	-47%	-30%	0%

Cash flows from Investing
As Adjusted	$(92,921)	$(711,561)	$(857,893)	$(2,368,658)	$(80,164)
As Reported	(97,405)	(742,144)	(920,920)	(2,483,503)	(80,164)

Change	$4,484	$30,583	$63,027	$114,845	$—

Percent of Change to As Reported	-5%	-4%	-7%	-5%	0%

Cash flows from Financing
As Adjusted	$93,115	$801,525	$763,813	$2,057,870	$(36,055)
As Reported	93,115	801,525	763,813	2,057,870	(36,055)

Change	$—	$—	$—	$—	$—

Percent of Change to As Reported	0%	0%	0%	0%	0%

Net change in cash and cash equivalents
As Adjusted	$—	$79,943	$(21,825)	$(44,572)	$63,401
As Reported	—	79,943	(21,825)	(44,572)	63,401

Change	$—	$—	$—	$—	$—

Percent of Change to As Reported	0%	0%	0%	0%	0%

The Misstatement is limited to the Company’s consolidated statements of cash flows and does not impact the Company’s consolidated balance sheets, consolidated statements of income, net earnings or earnings per share amounts, or consolidated statements of shareholders’ equity. In addition, the net change in cash and cash equivalents in the consolidated statements of cash flows at the beginning or end of the periods is not affected.

Aircastle Limited
October 30, 2008

The Financial Accounting Standards Board Statement of Financial Accounting Concepts No. 2, Qualitative Characteristics of Accounting Information, states, “The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” Further, SAB 99 goes on to clarify that the consideration of materiality is a matter of professional judgment and is influenced by the needs of a reasonable person who will rely on the financial statements. This requires the evaluation of the total mix of information available, both quantitative and qualitative. Just as SAB 99 states that there are circumstances in which misstatements below 5% could be material, there are circumstances in which a misstatement in excess of 5% could be considered immaterial, particularly where none of the qualitative factors listed in the SAB are present. Ultimately, the question of materiality depends on the total mix of information available and the likelihood that a reasonable person’s decision relying on the information would have been changed or influenced by the misstatement.
When evaluating the qualitative aspect of the potential materiality of the Misstatement, management considered the relevant valuation metrics used by the equity analysts who cover the aircraft leasing industry broadly, the Company’s stock and its competitors in the form of written research. The result of this review, as summarized in the table below, shows that the cash flow from operations line as defined and reported on the consolidated statements of cash flows is not a material element of their valuation assessment of the Company or its competitors.
The typical metrics analyzed and compared to relevant peers to help the analysts reach their conclusions about value and the appropriate price targets for the Company’s stock include:
•	Distributable cash flow yield (EBITDA + Non-cash SG&A — cash interest expense and cash taxes)

•	Dividend yield

•	P/E ratio (typically based on adjusted earnings to remove hedge accounting impacts)

•	Market value of aircraft portfolio vs. book value and stock price per share
Summary of Equity Analysts’ Valuation Metrics

Equity Research
Valuation Metrics	Bear Sterns	Citigroup	FBR Capital Markets	Goldman Sachs	Jefferies & Company	JP Morgan
Market Value of Aircraft Portfolio	X	X	X	X	X	X
Value of Airbus Orders		X
Earnings Per Share	X
P/E		X			X	X
Book Value/Share			X	X	X
Price/Book Value			X		X
Internal Rate of Return			X
Dividend yield	X		X		X	X
Distributable Cash Flow yield	X	X			X

Aircastle Limited
October 30, 2008

SAB 99 emphasizes the SEC staff’s view that registrants and auditors should not exclusively rely on any percentage or numerical threshold to determine whether misstatements are material to financial statements. It indicates that materiality concerns the significance of an item to users of a registrant’s financial statements, and that a matter is “material” if there is substantial likelihood that a reasonable person would consider it important. SAB 99 includes several factors to assist a registrant in making its determination of whether items individually, and in the aggregate, are material to its financial statements. The Company has evaluated each of these factors below:
SAB 99 Question 1 Analysis:
The interpretive response to Question 1 in SAB 99 indicates, “The use of a percentage as a numerical threshold, such as 5%, may provide the basis for a preliminary assumption that — without considering relevant circumstances — a deviation of less than the specified percentage with respect to a particular item on the registrant’s financial statements is unlikely to be material.” It continues, “But quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of all relevant considerations. Materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important.” The SAB lists out certain qualitative considerations that should be considered, as follows:
1.	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

The Misstatement does not arise as an item of imprecise measurement or from a change in estimate. It is a correction of a misstatement that is readily quantifiable.

2.	Whether the misstatement masks a change in earnings or other trends.

The Misstatement does not mask a change in earnings or in other trends. The Misstatement had no impact on the Company’s previously reported consolidated income statements, consolidated balance sheets or consolidated statements of shareholders’ equity. The Misstatement is solely within the consolidated statements of cash flows in both the operating and investing sections. The Misstatement does not alter the trend in cash flow relative to growth in aircraft assets or other trends. Although the percentage of change to the as reported cash flows from operations was larger than 5% in most periods, the Misstatement did not mask the trend of increasing cash flows from operations from 2005 to the most relevant current period in 2008.

3.	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

The Misstatement does not hide a failure to meet analysts’ expectations nor did it have any effect on the Company’s ability to meet such expectations. As noted above, the Company does not believe that this cash flow information would be considered a key element considered by analysts in assessing the financial strength of the Company.

4.	Whether the misstatement changes a loss into income or vice versa.

The Misstatement does not change a loss into income or vice versa. As previously noted, the Misstatement had no effect on the Company’s consolidated statements of income.

5.	Whether the misstatement concerns a segment or other portion of the company’s business that has been identified as playing a significant role in the company’s operations or profitability.

The Misstatement was not a result of a misstatement concerning a specific segment or other portion of the Company’s business. Additionally, the Misstatement does not have any affect

Aircastle Limited
October 30, 2008

on reported segment information nor the Company’s consolidated statements of income or consolidated balance sheets.

6.	Whether the misstatement affects the registrant’s compliance with regulatory requirements.

The Misstatement does not affect the registrant’s compliance with regulatory requirements.

7.	Whether the misstatement affects the Company’s compliance with loan covenants or other contractual requirements.

The Misstatement does not affect the Company’s compliance with loan covenants or other contractual requirements.

8.	Whether the misstatement has the effect of increasing management’s compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

The Misstatement does not result in an increase in management’s compensation. Specifically, the Misstatement and resulting correction has no effect on executive management’s base or incentive compensation. Management did not disregard the Misstatement in any manner in prior periods in order to increase compensation.

9.	Whether the misstatement involves concealment of an unlawful transaction.

The Misstatement does not involve the concealment of an unlawful transaction.
SAB 99 Question 1 Conclusion:
After analyzing the above qualitative characteristics, management has concluded that the Misstatement arose from the inclusion of the acquired maintenance payments, security deposits and advance rentals as cash items in the consolidated statements of cash flows and is not material to the Company’s consolidated financial statements. As previously indicated, the Misstatement was not a result of an intentional misstatement, was not made in order to conceal any unlawful transactions or accounting events, did not impact the Company’s recent and prior trends in earnings, the trend in cash flows from operations, did not change a loss into income, did not affect the Company’s regulatory compliance, and did not result in an increase in management’s compensation. The Company believes that the evaluation of these factors leads clearly to the conclusion that the Misstatement is not material to the consolidated financial statements.
SAB 99 Question 2 Analysis:
In further evaluating the Misstatement, Question 2 of SAB 99 was also considered. Question 2 of SAB 99 asks the following: “In the staff’s view, may a registrant make intentional immaterial misstatements in its financial statements?” The Interpretive Response to this question indicates, “No. In certain circumstances, intentional immaterial misstatements are unlawful.” The considerations of Question 2 states the following: “Even if misstatements are immaterial, registrants must comply with Sections 13(b)(2) — (7) of the Securities Exchange Act of 1934 (the Exchange Act). Under these provisions, each registrant with securities registered pursuant to Section 12 of the Exchange Act, or required to file reports pursuant to Section 15(d), must make and keep books, records, and accounts, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the registrant and must maintain internal accounting controls that are sufficient to provide reasonable assurances that, among other things, transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP.”
SAB 99 Question 2 Conclusion:
The Misstatement relates to the inclusion of the acquired maintenance payments, security deposits and advance rentals as cash items in the Company’s consolidated statements of cash

Aircastle Limited
October 30, 2008

flows and was not a result of an intentional misstatement. The inclusion of the acquired maintenance payments, security deposits and advance rentals was an unintentional misstatement.
Conclusion
After assessing the total mix of information available to investors and how this change in reporting would affect their assessment of the Company’s overall financial performance, management concluded that the prior period revision represents an immaterial correction. Furthermore, the line items to be affected by the adjustments would not impact any of the key metrics investors utilize in decision making and that there is not a substantial likelihood that a reasonable person would consider it important. The Company does not believe that it is probable that the change in the cash flow presentation of these items would change or influence the judgment of a reasonable person relying on the report. Therefore, the Company does not believe that the correction of the Misstatement is material.